UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In relation to our voluntary conversion of our secondary listing status to a primary listing status (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), we submitted with the Hong Kong Stock Exchange an announcement of voluntary conversion to dual-primary listing on the Main Board of the Hong Kong Stock Exchange, attached as exhibit 99.1 to this current report on Form 6-K. In addition, we will publish the following documents on the website of the Hong Kong Stock Exchange before the Primary Conversion becomes effective: a company information sheet, a list of directors and their roles and functions, audit committee charter, compensation committee charter, nominating and corporate governance committee charter, and the amended and restated memorandum and articles of association. These documents will also be available on the Company’s website at http://ir.baozun.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Arthur Yu
Name:	Arthur Yu
Title:	Chief Financial Officer

Date: October 27, 2022

Exhibit Index

Exhibit 99.1 — Announcement with The Stock Exchange of Hong Kong Limited – Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of the announcement and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.